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February 18, 2021

Wilshire Phoenix Releases Innovative Gold ETF, WGLD

Aaron Neuwirth

Feb 18, 2021

2021-02-18

On Thursday, Wilshire Phoenix, a leader of innovation in the financial services industry, announced the Wilshire wShares Enhanced Gold Trust (NYSE Arca: WGLD). WGLD tracks the Wilshire Gold Index, which seeks to outperform a stand-alone investment in gold and reduce its volatility without the use of any futures, leverage, or derivatives. The launch of WGLD marks significant innovation for commodities-based ETFs and the overall fund space.

“The industry constantly touts innovation but often disappoints by failing to deliver any meaningful new products for investors. In contrast, WGLD offers all investors immediate access to an entirely distinct strategy and structure transparently and efficiently,” said Bill Herrmann, managing partner at Wilshire Phoenix.

He continues, “WGLD combines an institutional-like strategy with retail-level ease of access to offer a dynamic, first-of-its-kind ETF. Today marks a considerable milestone for Wilshire’s

wShares as we plan to offer many more accessible products that combine institutional-like characteristics with our thoughtful approach.”

Long considered a safe-haven asset, gold reached all-time highs in 2020 as investors grappled with heightened market uncertainty. Despite its prominence, gold has often exhibited significant volatility, and WGLD seeks to mitigate that risk.

“We took a hard look at the ETF landscape and saw plenty of opportunities to deliver an innovative product for investors,” said Will Cai, partner and head of Wilshire’s wShares. “Many investors underestimate or get spooked by volatility, which can lead to poor decision making. We wanted to limit some of that uncertainty with the creation of WGLD.”

Staying Golden

Speaking further with Cai, in regards to the timing of this fund, he stated, “We believe that gold should be an integral part of any investor’s portfolio given its ability as an effective hedger and diversifier. We actually started developing the fund before the Covid pandemic-related run-up on gold price in 2020. The fund is designed to be a long-term buy and hold investment product.”

As far as distinguishing WGLD from other gold-themed ETFs, Cai explained, “In the physical gold ETF space, there have been ones trying to distinguishing themselves by vaulting gold in different locations or have lower redemption amounts or have fractional gold bars. WGLD breaks the mold by utilizing a systematic strategy that seeks to reduce risk and outperform while still holding physical gold and not using derivatives or leverage.”

With that in mind, when looking at the challenges this fund can help overcome, Cai noted, “Even though gold is considered a safe-haven asset, it can still have high price volatility. We believe gold can be very effective as part of an investor portfolio but may experience up and downs due to macro forces in the markets, especially in 2021. WGLD’s strategy monitors and automatically adapts to market conditions in seeking to reduce its risk profile while maintaining performance and effectiveness as a diversified.”

Developed by the Wilshire Phoenix team, the proprietary index utilizes an adaptive exposure approach to automatically rebalance physical gold and cash based on changing market conditions. This rebalancing allows for a passive investment vehicle to seek more robust performance and a decreased risk profile compared to a stand-alone investment in physical gold. WGLD does not make use of any futures, leverage, or derivatives to achieve its investment objective.

Investors can learn more about the fund at www.wShares.com.

This article originally appeared on ETFTrends.com.